SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2008

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________




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                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Immediate Report filed with the Israel Securities Authority and the Tel Aviv Stock Exchange August 20, 2008.




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                                                                          ITEM 1


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                         Internet Gold-Golden Lines Ltd.
                                 (the "Company")


                                                                 August 20, 2008

To: Tel Aviv Stock Exchange                     To: Israeli Securities Authority

                              Re: Immediate Report

BUSINESS NEWS




                              FOR IMMEDIATE RELEASE


                012 Smile.Communications Announces Implementation
                     of the Gronau Committee Recommendations


PETACH TIKVA, Israel, August 20 2008 - Internet Gold (Nasdaq NMS and TASE: IGLD) reports that it's subsidiary 012 Smile.Communications (NASDAQ Global market and
TASE: SMLC), a growth-oriented provider of communication services in Israel, today announced that Israel's Minister of Communications declared his decision to implement the recommendations of the Gronau Committee for the increased competition in the communication market. The declaration constitutes (among others) the following decisions:

1. Increase the competition within the Israel cellular communication market, by granting MVNO licenses.

2. Cellular operators will not be allowed to enter the international long distance market unless an international communication services provider will be granted an MVNO license, and subject to changes in the tariffs of the international calls made by cellular phone users.

3. Increase the competition within the landline communication services, by enforcing Local Loop Unbundling (LLU) of the infrastructure of Bezeq, The Israel Telecommunication Corp. Ltd., the incumbent local telephony provider in Israel. Following such LLU, Bezeq's subsidiaries will be allowed to offer bundled services, subject to several additional terms and conditions.

         If fully implemented, these changes will allow 012 Smile.Communications to compete in the mobile market and in the IPTV sector and improve its competitive position in the domestic land lines market.


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About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 72.4% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a growing portfolio of Internet portals and e-Commerce sites.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Company's filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620


Ms. Idit Azulay, Internet Gold
idita@co.smile.net.il / Tel: +972-72-200-3848


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date: August 20, 2008